Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,”

“could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

American Airlines Internal Employee Event

02/14/2013

American Airlines Internal Employee Event American Airlines

Page 1 Page 3

1	1 to avoid that, but we had to do it and it was
2	2 obvious.
3	3 And we did it. And we did it faster and
4	4 more successfully than any other airline in the
5	5 business. And that is, you know, a testament to the
6	6 people of American. It’s the way we do things.
7	REPORTER’S TRANSCRIPT OF 7 So we have now restructured our costs. We
8	INTERNAL EMPLOYEE EVENT 8 have a very competitive cost structure. We have a

9 9 very strong balance sheet. We have been investing in

10 10 new products and services. We have hundreds of new

11 AMERICAN AIRLINES/US AIRWAYS 11 airplanes on the way. We have relaunched our iconic

12 12 brand in a very exciting way.

13 13 And so the new American has so much to look

14 Thursday, February 14, 2013 14 forward to. We’re returning to profitability. It’s

15 1:24 p.m. 15 a strong, vibrant American Airlines.

16 16 And the final piece of the puzzle is to do

17 17 the merger with US Airways and create the biggest and

18 18 best airline in the world.

19 19 But it was not a straight line to get here,

20 20 right? So, you know, early in the year as we were

21 21 all heads down trying to get our restructuring

22 22 underway, you know, there was a lot of talk of a

23 23 merger. And, you know, my good friend, Doug Parker,

24 24 was doing the things that were best for his owners,

25 25 and seeking to move the merger along.

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1	INTERNAL EMPLOYEE EVENT 1 And I don’t——I don’t fault him for a
2	Thursday, February 14, 2013 2 minute for doing that. I think that was wise and I
3	— — —3 think the merger was a good thing.
4	4 But for us, at the time we needed to get

5 ANNOUNCER: Announcer. Ladies and 5 our house in order. We needed to do all the things 6 gentlemen, Tom Horton. 6 that I just described before we could make a deal

7 MR. HORTON: Thank you. Thank you. Thank 7 that was good for our owners and good for the people 8 you very much. Thank you very much. Welcome to the 8 of American Airlines.

9 new American, a global aviation powerhouse. 9 So Doug and I had to play a little poker,

10 This is a really exciting date. I couldn’t 10 right? We had to play a little poker. It all got

11 be more thrilled to be here to share it with all of 11 played out on a public stage, but in the end we were 12 you. 12 able to make the right deal, a deal that is good for

13 It’s been an interesting year. Yeah, it’s 13 the people of American, it’s good for the businessmen 14 been an interesting year. But one that has been 14 of US Airways, and good for the people who will all

15 extraordinary for your company. And I could not be 15 become the new American Airlines.

16 more proud of this entire team at American Airlines 16 And indeed, in the end, after Doug and I

17 for bringing our company to this place. 17 played a little bit more poker, you know, we got to a

18 All of you have done a phenomenal job. I 18 deal where the owners of American Airlines will own 19 want to thank you, and I want to give you a round of 19 72 percent of the combined company. That’s a good

20 applause right now. 20 deal for American’s owners. I think it’s a good deal

21 (Applause.) 21 for US Airways as well. And it really sets the stage

22 MR. HORTON: Think about where we were 14, 22 for the new American.

23 15 months ago. It didn’t look so good. Our company 23 Now, in the process, and this is a little 24 had to pursue a restructuring, the way the other 24 bit of a restructuring inside baseball, but it 25 airlines had done, but we had fought so long and hard 25 matters. I believe as a result of just how

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Page 5 Page 7 1 successful this restructuring was and just how great 1 Even though I left, I will note that leaving gave me 2 the people of American have been, I think we are 2 a new perspective to go see other things and see what 3 going to fully satisfy all of our unsecured 3 other people do, which I think will be helpful to me. 4 creditors. Meaning they will get all their money 4 But, you know, I love American, I love the 5 back plus interest, and will have money that will go 5 brand, I love the heritage, I love the people. And 6 to our old AMR equity holders. That hasn’t happened 6 I’m married to an ex-American flight attendant, who I 7 before. 7 also love. Please tell her I said that.

8	(Applause.) 8 Valentine’s Day and I’m not home, so

9 MR. HORTON: And look, that’s a credit to 9 anyway

10 all of you in doing a fine job, getting American back 10 Look, I couldn’t be more excited. And 11 on its feet. So the new American is about to take 11 we’ve got a lot of work to do. We will be able to 12 flight. I couldn’t be more thrilled. 12 spend tons of time together. I wish I could spend

13 I’m going to introduce my good friend here. 13 more time here today, but I just can’t thank you

14 And some of the PR people say to me, you know, you 14 enough for just giving me a chance, which is all I

15 called Doug a good friend. People are going to think 15 can really ask.

16 you’re being facetious. 16 And I’m certain, because I know the

17 I am not. Doug and I have known each other 17 incredible culture that’s here, that you guys know 18 for over 25 years. We go way back to the early days 18 what to do. And we just need to give you guys the 19 of our careers at American Airlines where he started. 19 tools to do it and put these two airlines together.

20 He knows our company well. He loves American 20 That’s going to take a lot of work, but I know we’re

21 Airlines. I know that. 21 going to be able to do that because of the fantastic

22 You know, Doug and I sat in cubicles 22 team that exists here. We have a good team at US

23 adjacent to each other and we used to shoot 23 Airways, too, that you’ll enjoy working with. 24 basketballs together. So we know each other really 24 There are people like you who enjoy 25 well, and I can tell you many stories about Doug, but 25 commercial aviation and who like working for Page 6 Page 8

1 I’m not going to do that today. I’m going to save 1 airlines, who much like you, who are professional and 2 that for another day. 2 who care about providing safe travel to people.

3	Without anything, further I would like to 3 So it’s going to be a nice combination that

4 introduce Doug. Doug is a first-rate leader and a 4 I’m looking forward to being a part of. I feel 5 first-rate person, and he will be a terrific CEO for 5 extremely privileged and honored to be able to be a

6	the new American Airlines. 6 part of it, and am looking forward to getting to know
7	As you know, I’ll slip in the chairman of 7 you better.

8 the board role and work very hard with Doug to make 8 So thank you very much for giving me the 9 sure that after we close this deal, we ensure that it 9 opportunity. Thanks to Tom, who really give me the 10 is a roaring success, and the roaring success that we 10 opportunity. It means the world to me. And I won’t 11 know it can and should be. 11 let you guys down.

12 So with that, my good friend, Doug Parker. 12 So thanks.

13 (Applause.) 13 (Applause.)

14 MR. PARKER: Thank you very much. That’s 14 MR. HORTON: We will be happy to try to

15 kind. Thanks, Tom. 15 answer some questions. We’ve been making up answers

16 I frankly thought he was being facetious 16 all day long.

17 when he was calling me his good friend, too, but I 17 (Laughter.)

18 know at least some of it is true. 18 MR. PARKER: We actually are giving the

19 This is——the last time I spent as much 19 same answers irrespective of the questions all day 20 time with Tom in a day we were playing ball in 20 long.

21 cubicles. So it’s nice to be back. 21 MR. HORTON: Robert?

22 Tom is right, I do love American Airlines. 22 QUESTION FROM THE AUDIENCE: (Inaudible.)

23 I worked here have ‘86 to ‘91. I started my career 23 MR. HORTON: It will take some time. I

24 here. I learned the business from people like Tom 24 think the last time a carrier was granted a single 25 and Gerard, and have always felt like this is home. 25 operating certificate was a year and a half,

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Page 9 Page 11 1 something like that. 1 get through this to leave some corporate presence

2	So my guess is, you know, it will take us 2 there. It’s important for me to do that for Phoenix.
3	probably six months to get the deal closed, something 3 But frankly, I can’t tell you what it is.

4 like that by the time we get all the regulatory 4 That’s the work we have to get through between now is 5 approvals. 5 figure out what, if anything, makes sense to stay

6	Then once the deal is closed, we’ll be able 6 there.

7 to file for a single operating certificate, and it 7 But I know there’s something we can figure 8 will probably be another, you know, 18 months beyond 8 out to leave there certainly for some period of time, 9 that. 9 and I would like to do that.

10 So it’s going to take some time to do it, 10 MR. HORTON: Number five.

11 but in the meantime, once the merger is closed, we’re 11 QUESTION FROM THE AUDIENCE: I’m Gina Brown 12 going to be going out there and doing all the things 12 from headquarters.

13 we can to make it work and feel like one airline for 13 As a combined company, how will it affect 14 our customers. And there’s plenty that we can do. 14 our non-reving?

15 Number three? There is no number three. 15 MR. HORTON: It’s all about you, isn’t it,

16 How about number six. Number six looks very 16 Gina?

17 ambitious. 17 Actually, it’s great. Because what it’s

18 QUESTION FROM THE AUDIENCE: My name is 18 going to mean is that our employees, our employees at

19 Jennifer James. I’m a part of the first flight 19 American and at US Airways, are just going to have 20 attendant class 1301 in 12 years. 20 more opportunities to fly around the world on a

21 (Applause.) 21 combined network.

22 QUESTION FROM THE AUDIENCE: Very, very 22 And so I think the plan is——and keep me 23 excited to be a part of the new American Airlines. 23 honest if I don’t have this right——I think the plan

24 My question is, how is the merger going to 24 is to try to get some enhanced travel reciprocity

25 affect us new flight attendants? 25 starting in March with some zed travel sort of deals.

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1 MR. HORTON: We are going to need a lot of 1 So it’s going to be great for our people 2 new flight attendants. So we’re going to be 2 and I’m excited about that.

3	hiring——I think we’re planning to hire the better 3 That’s all the questions?
4	part 2,000 new flight attendants, so you can look 4 QUESTION FROM THE AUDIENCE: (Inaudible.)
5	forward to a bright career here at American Airlines, 5 MR. HORTON: Well, it’s too early to say
6	the new American. 6 exactly what we’re going to do there. Obviously
7	Welcome to all you new flight attendants. 7 we’re going to—-
8	(Applause.) 8 MR. PARKER: No one in the back heard the

9 MR. HORTON: It’s the greatest company in 9 question.

10 the world. I remember when I felt that way when I 10 MR. HORTON: Pardon?

11 started here. I still do. 11 MR. PARKER: No one heard the question

12 (Laughter.) 12 except for you and me.

13 MR. HORTON: Yes, number two. 13 MR. HORTON: So I can make up any answer I

14 QUESTION FROM THE AUDIENCE: Hi, Jerry 14 want to?

15 Keating. 15 So the question is broadly about the Tulsa

16 Now that we know that the headquarters will 16 maintenance base and the Tulsa operations, and does

17 be in Fort Worth, what business operations will 17 the merger change the trajectory there, is there the 18 remain in Phoenix? 18 opportunity for more growth, more hiring, more

19 MR. PARKER: We don’t know yet. What we 19 recalls because some folks have been laid off.

20 know is we would like a maintain a corporate presence 20 And I think the answer is it is too early

21 there. We’re certainly going to maintain flying 21 to say. We are going to have an enormous fleet of 22 operations there. And we have a headquarters 22 new airplanes between these two companies. We’ll

23 building there that we just signed a new lease on, so 23 have something like 1,500 airplanes, main line and 24 we have some facilities space there. 24 regional.

25 So I would like to figure out a way as we 25 So it’s going to be an enormous fleet, and

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1	mostly what we’re going to have to do is take that 1 MR. HORTON: Well, I’ll take a crack at it
2	and look at it, think about the maintenance needs, 2 and then let Doug chime in.

3 and how to best get it done in the most efficient 3 MR. PARKER: That’s how it’s going to be. 4 way. 4 (Laughter.)

5	And I would be surprised if that didn’t 5 MR. HORTON: We have the growth.

6 have some implications for Tulsa, because that’s the 6 What did you say? 7 biggest maintenance base there is. 7 MR. PARKER: Right.

8	I think it’s——look, I think if anything, 8 MR. HORTON: You can call me Mr. Chairman.

9 it’s upside for tolls. 9 (Laugher.)

10 MR. PARKER: All I would add, I don’t know 10 MR. HORTON: We need to grow our Asia, no

11 what the details are enough to answer the question 11 doubt about it. And LA is sort of the epicenter of 12 either, but what I know is the merger makes it more 12 that, of course. That’s the largest local market for

13 likely, not less. Whatever the plans were on the 13 Asian traffic is LA, not San Francisco.

14 stand-alone airline, now we have, through the merger, 14 There’s a reason why we’ve been building up 15 more airplanes, more needs, and it should just make 15 our LA presence. And we must do——we must do more 16 that more likely, not less. 16 of it.

17 MR. HORTON: Number one? 17 So we’re going to launch DFW/Seoul this

18 THE WITNESS: What about American Eagle? 18 year, but we would anticipate more Asia flying out of

19 MR. HORTON: The question is what about 19 LA in the next two or three years. And, of course,

20 American Eagle. 20 we’ve got all these new 777-300s coming and 787s on

21 You know, we are going to have to sit down 21 the way, which is going to make that sort of flying 22 as part of this integration planning process and 22 that much more rewarding.

23 think about a lot of things. Think about what the 23 Now, I wouldn’t minimize, though, the One

24 new fleet is going to look like going forward, the 24 World presence, because it’s a lot easier to be

25 new network plan, and we’re going to have to think 25 strong in a market or a region when you have strong

Page 14 Page 16 1 about the regional strategy. 1 partners also.

2	US Airways has a very big regional 2 So adding partners like Cathay and Quantas
3	presence. We have American Eagle. We also have some 3 and Japan Airlines, that’s important to us. That
4	other airlines that provide regional feed. And I 4 makes it that much easier for us to put our own metal
5	think we have to take a clean sheet of paper to that. 5 in there, because you have partners who are, you
6	But there will be a big place for American 6 know, selling in the local market, and they have
7	Eagle in that, and we’re just going to have to figure 7 corporate sales presences and all that sort of thing.
8	out how that all fits together. 8 So I think we’ve got a lot outside in Asia

9 But we’re going to have a lot of regional 9 and I feel good about it. But we have a got a good 10 flying to do, and I suspect there will be more 10 presence today with our partners.

11 opportunities for American Eagle, too. 11 MR. PARKER: And if I may, Mr. Chairman?

12 Number six? 12 MR. HORTON: Please.

13 QUESTION FROM THE AUDIENCE: Gentlemen, 13 (Laughter.)

14 thank you for having us today. 14 MR. PARKER: All I was trying to say to our

15 I was wondering on the Asia market, I was 15 pilot, the question was not is there growth for new

16 watching your CNBC this morning, and it asked you 16 American Airlines to Asia, because I agree completely

17 about Asia. And Mr. Parker, you had alluded that One 17 with what Tom said.

18 World handled that, we have a lot of One World 18 The question I was answering was how was 19 presence out there. But we started going into 19 this airline going to compete with United and Delta,

20 Shanghai, Beijing, we’re going to be going into 20 who have must larger presences, which, unfortunately,

21 Seoul, Korea. And for us west coast pilots, like 21 we will not be able to replicate ever. Those are the 22 myself out of LA, we want to see more international 22 result of a treatise signed back in 1952 or something 23 growth, especially to Asia. 23 that, you know, the Northwest Orient and Pan Am

24 What’s the plan for Asia? Really, to be 24 received, and they’re now owned by United and Delta.

25 honest with you, we want growth out there. 25 So that network we can’t replicate, of

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1	course. I don’t think anyone thinks we can. 1 shouldn’t be able to make the same as your colleagues
2	So the answer to that is, we need to have 2 at United and Delta.
3	our internal growth and we need to have the One World 3 That’s huge news to the people at US
4	partners. And that’s all I was trying to answer. 4 Airways, and a big part of why I wanted to get this
5	I fully believe what Tom just said, which 5 done because they deserve that.
6	is there’s a lot of growth for the new American to 6 So at any rate, for that set of people,
7	Asia out of LA, out of Dallas, out of Phoenix 7 which is the vast majority of the people at US
8	perhaps. 8 Airways, this is great news and they’re really

9 So I think we have all sorts of 9 excited about it.

10 opportunities to continue to expand that, but we’re 10 Look, you know, moving the headquarters 11 going to need the partners as well. We can’t do it 11 from Phoenix to Dallas is not a good thing for 12 with the route authorities we have versus what United 12 management employees of US Airways, and they know

13 and Delta have. 13 that, we’re sensitive to that. But they also

14 MR. HORTON: We’re going to grow our Asia 14 understand this is best for our company, and we have

15 presence. I’m a little tired of people saying to us, 15 to do what’s best for our company.

16 you know, same questions by Delta and United, oh, 16 They also understand right now there’s only

17 American doesn’t have a very strong Asia presence. 17 one US Airways employee who knows he’s going to be a

18 Oh, really? Well, how’s your Latin presence? 18 member of the American Airlines team, and that’s me.

19 (Applause and laughter) 19 That’s not funny. I’m not gloating about

20 MR. HORTON: I think our Latin franchise is 20 that. Particularly if there’s US Airways management

21 worth five of their Asia franchises. It’s just 21 people here, I’m not gloating about that. Seriously

22 better, it’s open, we’re growing it, we can make a 22 I’m not gloating about that.

23 lot of money, and, frankly, you know, the next best 23 It’s an unfortunate that we’re going to

24 competitor is way down here. So it’s a great 24 have resolved as quickly as we can. But as quickly 25 franchise. 25 as we can is going to be months. That’s not

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1	Number three. 1 something we can resolve in weeks.
2	QUESTION FROM THE AUDIENCE: My name is 2 Tom and I will work together post haste to

3 Kyle Kumby from the American Airlines merchandising 3 get that resolved as quickly as we can. But that’s a 4 team. 4 lot of work, but we will get that done. We owe it to

5	We heard a lot of questions from the 5 you, as well. I know there’s uncertainty here also.
6	American Airlines workers. I’m curious, what is the 6 But we’ll have to get that done, and make
7	sentiment at US Airways? 7 sure we get it done right, and we will make sure we
8	MR. PARKER: Well, it depends on what 8 get it done right.

9 worker——what worker are you asking me about? 9 And in the meantime, I’m happy to report,

10 (Laughter.) 10 you know, we have a really professional group of

11 QUESTION FROM THE AUDIENCE: I’m curious 11 people that I think, you know, understand I’m going

12 about all: Headquarters, flight attendants, pilots. 12 to keep doing my job, and that’s all I can do. And

13 MR. PARKER: Look, people are excited in 13 when this comes around, I’ll figure out what that 14 general, very excited. I can find pockets not, but 14 means for me.

15 in general extremely excited. 15 But I’m hopeful we’ll figure out ways to

16 You know, we have this airline that does 16 work through all this if there are really difficult

17 really well, but it does so with cost advantage. And 17 decisions to be made for people. 18 we had to tell our people more times than I would 18 MR. HORTON: Cinco.

19 like to that the only way this airline is going to 19 MR. PARKER: He moved to Spanish.

20 work is with a cost advantage, because we have a 20 MR. HORTON: I was on that Latin thing.

21 revenue disadvantage. 21 QUESTION FROM THE AUDIENCE: Hello, my name

22 And I’m happy not to be able to deliver 22 is Patricia Horton.

23 that message to them anymore, and be able to say 23 We have, you know, our department consists

24 instead now you’re part of an airline that shouldn’t 24 of concierge key, premium services.

25 have a cost advantage. There’s no reason you 25 I’m just wondering, I don’t really know

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Page 21 Page 23 1 what product does US Airways have to compare or 1 this merger versus others; certainly versus the

2	integrate with our department? 2 American West/US Airways. I think our pilots don’t

3 MR. PARKER: Yeah, I don’t know the product 3 want to go through that again, I know we don’t want 4 as well, obviously, as you do, but I don’t believe 4 to go through it again.

5	we’ve got anything that compares to the level of that 5 So these guys have worked all that out;
6	concierge product, as I understand it. And again, 6 these individuals have worked all of that out, which
7	I’m pleading some ignorance. I’ve heard a lot about 7 is great news for all of us.
8	it, but I can’t describe it particularly well. 8 MR. HORTON: Number two?

9 We have a big operation in Washington D.C. 9 QUESTION FROM THE AUDIENCE: Good

10 where obviously there are a lot of very important 10 afternoon, gentlemen. John Mitchell with the TWU. 11 people that fly to Washington D.C. and we deliver a 11 One of the questions that a lot of the TWU 12 very nice product to those individuals when they’re 12 members are going to ask are is there——the future, 13 flying US Airways. 13 what’s the plans for the 26 cities that were

14 So I know we know how to do it, but 14 outsourced to negotiations in the bankruptcy? Are 15 frankly, part of what US Airways is, we don’t have 15 any plans in the future to restaff them with American

16 the same level of premium travelers that you have. 16 Airlines employees?

17 But what will happen, though, is we will, 17 MR. HORTON: Well, I think it will be

18 and we will keep the best of what American has and 18 governed by the contract, and where the combination 19 put it over to the US Airways system. Thank you. 19 of UA Air and American raises the level of departures

20 Do you want dos or seis? 20 to a level that would cause that. So that, indeed,

21 MR. HORTON: Let’s go with seis. 21 would occur.

22 MR. PARKER: Well done. 22 So I suspect there will be——well, I know

23 MR. HORTON: Gracias. 23 suspect, I know there will be some of that in the

24 QUESTION FROM THE AUDIENCE: Hi, my name is 24 offing.

25 Andrew Hart. I’m also in class 2013-01. 25 MR. PARKER: There absolutely will be. I

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1	MR. HORTON: Welcome, Andrew. 1 can’t speak intelligently about 26 stations, but
2	(Applause.) 2 there certainly will be stations now because of the
3	QUESTION FROM THE AUDIENCE: And my 3 combination that rises to the level. And also

4 question is what is going to be put into place to 4 because of the new contract, which has the 5 avoid the integration difficulties with the America 5 outsourcing at a lower level of operation. And we

6	West/US Airways? 6 will bypass that contract and bring those people back
7	MR. PARKER: It’s already in place, 7 as fast as we can.
8	thankfully. We’ve had some issues in getting our 8 MR. HORTON: Three?

9 pilots, in particular, integrated. It hasn’t——it’s 9 QUESTION FROM THE AUDIENCE: Hi, my name is 10 been a huge internal issue. It hadn’t been really a 10 Isabel (inaudible.) I know you’re practicing your 11 customer service issue. It’s caused a lot of angst 11 Spanish.

12 amongst our pilot groups, which I hate, and caused a 12 MR. HORTON: Yeah, I give it my best shot.

13 good bit of management’s time and attention. 13 MR. PARKER: I would like to hear that.

14 But having said that, I’m happy to report 14 QUESTION FROM THE AUDIENCE: Thank you. We

15 that thanks to our pilots, a number of whom are here 15 have heard very good things about the merger with 16 working together——thank you all for being here. I 16 Delta/Northwest and not very good things about the 17 don’t know if Gary is still——did you guys send Gary 17 merger of United/Continental.

18 home? Gary we want home? 18 Are we going to be ready to do a great

19 Anyway, these guys know our pilots, which 19 merge between American and US Airways?

20 is really nice. They know because they’ve worked out 20 MR. HORTON: Yeah, you hear about merger

21 contracts with each other in advance, or terms, 21 synergies, right? And in this case it’s largely 22 memoranda of understanding to be technical of how 22 revenue synergies. Those synergies are only as good

23 this will work post integration. 23 as the execution, right?

24 So we’re not going to have that issue, 24 We get 30 percent of our revenue from 25 which is one of the really, really nice things about 25 10 percent of our customers. If we lose one in ten

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Page 25 Page 27 1 of those best customers, there are no revenue 1 MR. PARKER: Don’t tell the US Airways guys 2 centers. 2 I said that.

3 So we have to be laser-focused on doing a 3 It’s the right way to do it, and——it is 4 good job for our customers, making sure that we don’t 4 the right way to do it.

5 encounter some of those pitfalls, and make sure we 5 Again, there may be compelling reasons, but 6 stay really focused on our very, very best customers, 6 they have to be——if it’s even close, we should keep 7 because that’s what makes American Airlines tick. 7 it in place, the American processes and go get the US

8	And we will do that. Doug and I have had a 8 Airways team to learn that.

9 lot of discussions about this. We both understand 9 The other thing is management. I do think 10 that that is the mission, and that’s going to start 10 also, you know, as we handle those difficulties, what 11 with going out and getting the very best team to 11 happened is, one, you do have Mr. Tilton still there 12 execute this. 12 for a couple of years, which is why it was so

13 So we’re going to start right away on 13 important and so gracious of Tom to give me the 14 integration planning. We’ll begin to think about the 14 chance to do this without having some question as to 15 team that will pull this off. And we’re going to 15 whether I was in charge or not, because Glen was 16 take the integration, you know, an inch at a time. 16 still there. He had the Continental guys who came in

17 We’re not going to try to do too much too fast, such 17 and said we know how to do this, and the United 18 that we cause a hiccup, and we’re going to stay very 18 people didn’t like that, and so they started chipping 19 focused on just running a good airline for our 19 at each other.

20 customers and our best customers in particular. 20 We can’t have any of that. We can’t let

21 Do you have anything to add to that? 21 that happen. It’s too important to our collective

22 MR. PARKER: May I? 22 airlines and to the people that we’re working for and

23 MR. HORTON: I would grant you permission. 23 to the people that are working with us if all of that

24 MR. PARKER: Thank you. 24 happen.

25 Yeah, I have a couple of things which I 25 So that’s our challenge. We cannot let

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1	think are relevant to all of us. 1 ourselves get to where we’re chipping at each other.
2	First off, you know, we went through an 2 it’s my job to make sure that doesn’t happen. I’m

3 integration with America West/US Airways where it was 3 pretty confident I can do that at a certain level, 4 similar to the United/Continental situation; that is, 4 but we have to figure out a way that we’re all 5 the smaller airline management team came in and took 5 working together and making this work. 6 over the bigger operation. And we were pretty proud 6 I’m really excited about how enthusiastic 7 of ourselves and thought we knew how to do stuff 7 all of you are, and how enthusiastic the team in 8 better than the US Airways team did. So we decided 8 Tempe is.

9 we were going to put our system that worked on US 9 So I know we can do that. But you just

10 Airways. That was a bad idea. It really was. 10 can’t do a good integration if you have management

11 And I think Continental has a lot of the 11 people trying to say my way is better. You have to 12 same mentality. Mostly Continental management, 12 have people try to work together and make sure that

13 they’re proud of what they’ve done at Continental, 13 they’re doing what’s best for the airline. 14 and came in and what you find is it’s a lot harder to 14 (Applause.) 15 go put in place the smaller airline system at the 15 MR. HORTON: Back to one?

16 bigger airline. It’s common sense, of course, but 16 QUESTION FROM THE AUDIENCE: Another 17 sometimes common sense doesn’t overcome uberous. 17 question from Jet Net that our folks are really

18 So at any rate, we learned our lesson. So 18 interested in hearing about is your thoughts on the

19 the lesson here will be that the right way to do 19 new brand, and how US Airways’ colleagues feel about

20 things is we’re going to take the American system and 20 the new look and if there are any plans to change it? 21 adopt all that, and put it on the US Airways system, 21 MR. PARKER: Here’s what I know. I love

22 unless there’s some really compelling reason not to 22 the brand American Airlines to begin with, as I told 23 do that. And I can’t tell you what the compelling 23 you to begin with. And I couldn’t be happier about

24 reason is. 24 it.

25 (Applause.) 25 All the work that you have done, I haven’t

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1	seen any of it, I don’t know what the research is. 1 we’re all wondering will we say AA with the Eagle, or

2 But you know what I think is not——I 2 will we go to the new brand that’s showing up? Or 3 didn’t can’t even get my tie to match my shirt. 3 will we go something mixed with you on our planes?

4	So, you know, my personal views about it 4 MR. PARKER: I’m sorry?
5	aren’t as important as making sure the work that I’m 5 QUESTION FROM THE AUDIENCE: Will we keep

6 certain has already been done shows that it’s 6 the AA that we’ve been forever as the Eagle, red, 7 something that everyone is excited about. 7 white and blue, or will we go the white plane that’s

8	All I can tell you is I haven’t seen the 8 showing up, or will we have a mixture with US

9 work. We have a lot of details to work out. 9 Airways?

10 Personally I think it’s great. But that’s one of the 10 MR. PARKER: Oh, that’s the question I

11 number of details thinking about what’s best to do 11 thought I tried to answer, apparently not very 12 with the combined company when we get to the point of 12 artfully.

13 implementing things. 13 I don’t want to try and——look, I think

14 QUESTION FROM THE AUDIENCE: Hi, my name is 14 the new livery looks fantastic. And if I can defer

15 Renee Dancy, and I’m a 26-year employee with 15 that comment until I can talk to more of you.

16 American, and 14 years on the exec flat desk, and new 16 Here’s what I really think: I think the

17 to headquarters. 17 livery is a thing that airline employees care a lot

18 And we know what American brings to the 18 about, and customers care something about. But 19 table. We love our company. We know our history and 19 employees care a lot more about.

20 our legacy and everything fabulous. 20 So I would like to actually get some input

21 What in your opinion does US Air bring to 21 from all of you, but we have to paint a lot of

22 the table that will help our brand just be that much 22 airplanes. By the time we get this integrated, a lot 23 better in the future? 23 of the airplanes will be painted in the new livery,

24 MR. PARKER: Thanks. Well, mostly more 24 and that will certainly have a factor in what we do.

25 presence. I can tell you all about people and assets 25 At any rate, I don’t know the answer to the

Page 30 Page 32 1 and things like that. But the easiest thing and the 1 question, other than to tell you when we do know, 2 thing that’s going to be most tangible to all of us 2 we’ll let you know. But what’s going to happen is

3	and to our customers is presence. 3 we’re going to keep airplanes like that, and it’s—-
4	And it’s extremely important in a network 4 it was not prejorative at all.
5	business. And, you know, as strong a brand as 5 MR. HORTON: It’s a fact.
6	American Airlines is, once United merged with 6 MR. PARKER: It’s a fact.
7	Continental, and Delta merged with Northwest, and 7 MR. HORTON: You’re getting tired.
8	customers could find they could get on those airlines 8 MR. PARKER: No, I said we’re going to keep

9 to more places than they can on American, that 9 painting airplanes in the new livery, so that will

10 matters. That’s a big part of the brand irrespective 10 obviously have a huge impact when you integrate 11 of how much, how many frequent flier miles you have, 11 what’s the right thing to do.

12 how much you love the people. 12 MR. HORTON: We have got 60 brand-new

13 If you find yourself, you can get on one 13 airplanes that are arriving this year. They are

14 company other places you can’t on others, that’s 14 rolling down the factory line right now, and they are

15 going to an issue. We all know that. 15 going to come out in the new livery.

16 And so what US Airways provides is scale, 16 So that’s an issue. And, of course, in the

17 an important scale, primarily on the East Coast where 17 meantime, we’re repainting other airplanes and

18 American doesn’t have as big a presence, and where we 18 launching the new brand throughout the airports.

19 provide that presence. 19 So I think Doug’s points are good ones. As

20 So that’s most of what it is. Again, I 20 you know, we did a whole lot of work with the

21 could go on some other things, but the biggest thing 21 employee groups and with customers before taking the

22 we’re bringing to this is more scale. 22 direction we did, which has been received really well

23 MR. HORTON: Number six. 23 by our customers.

24 QUESTION FROM THE AUDIENCE: My name is 24 So I think all those things are, you know,

25 Kathy (inaudible.) I’m a flight attendant here, and 25 worthy of bringing Doug and the team up to date on.

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1	Five. Five is very active. 1 QUESTION FROM THE AUDIENCE: (Inaudible.)
2	THE WITNESS: I’m Peggy (inaudible.) Any 2 BY MR. HORTON:

3 comments on the integration of the Pittsburgh, or SOC 3 Q. Will Saver be our BGS? Unless there’s some 4 pre-sched dispatch wait and balance coming to Dallas? 4 hugely compelling reason, and when I talk about res

5	MR. HORTON: Do you work in Pittsburgh or 5 systems, I capital hugely.
6	Dallas? 6 So look, I mean, we go through the
7	QUESTION FROM THE AUDIENCE: I’m Dallas. 7 negotiations with providers, and I don’t want to just

8 MR. HORTON: Okay, good. It’s the same 8 through those negotiations out the window. But it 9 answer either way. I was going to give the same 9 would have to be extremely compelling to decide to 10 answer either way. It’s just a matter of how I 10 try and change a reservation system on the larger

11 deliver the message. 11 airline.

12 A decision again that hasn’t been made yet. 12 Six?

13 But, you know, a decision that——again, having gone 13 QUESTION FROM THE AUDIENCE: I’m Shawn 14 through this one time, one of the things that is not 14 Eaton. I’m a crew chief here at DFW.

15 efficient to do is have two separate, what you-all if 15 I think all of us are here because we want

16 I recall correctly call SOC, we all OCC. It’s 16 to see this work. Obviously, you’re both here 17 systems operations control or operations control 17 because we want to see this work.

18 centers. 18 And one thing——I’ve been with the company

19 Having those separated doesn’t work well. 19 for 20 years. One thing that seems to have happened

20 So we will need to decide what’s best. And then 20 in the past mergers is that we merge and we get all 21 again I shouldn’t try to prejudge but you can 21 these great new flights and new people, new faces, 22 probably guess as to where it’s more efficient to 22 new planes, and then somehow the routes just start

23 move that from and to. 23 going away.

24 But that would be a big issue for the team 24 So and US Airways has done very well at

25 in Pittsburgh, so we’ll have to go study that and 25 being profitable. Are there any plans to cut down

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1	make sure we plan that right. 1 any service to one region? Or particularly what I
2	It’s also something that’s not going to 2 would like to see is more flying to our One World
3	happen at least until you have one certificate 3 partner hubs, because we seem to not do a lot of

4 because we’ll need to operate with two separate 4 that, like to Sidney, and now that we have the 5 certificates for 18 months or so, So it’s a ways off. 5 777-300s——I mean, has any of that been looked into,

6	Three? 6 or is that something that will have to be determined
7	QUESTION FROM THE AUDIENCE: My name is, 7 over the next, you know, year or so?
8	Danielle Beasley and I’m a flight attendant based 8 MR. PARKER: Let me start, as to

9 here in Dallas/Fort Worth. I’ve been with the 9 reductions. No planned reductions in any of the 10 company for 14 years. 10 hubs. We had this question 15 times today, because

11 I know it’s going to take some time, but I 11 like you, people say, well, every time there’s a 12 was curious to know approximately how long will it 12 merger, people do that.

13 take for the two airlines to integrate in reference 13 You have to go look at the details of why

14 to flight service? 14 that happened. And without boring you with all the

15 MR. HORTON: Flight attendant integration? 15 details, this one is different than those.

16 I think the answer to this is, again, we have to get 16 We have two airlines that have route

17 through one single certificate before you can 17 networks that make sense independently, and don’t 18 actually truly be integrated. 18 have any hubs that are, as other airlines have in the

19 We’ll get to where you guys are working 19 past, that are pulling the airline down.

20 under the same work rules and contracts, or you can 20 I will say in the past, airlines have had 21 actually, you know, fly on US Airways metal. It has 21 one or two hubs that don’t work very well. You 22 to be all one certificate, and that will probably be 22 consolidate. It’s very hard to close a hub. If you

23 18 months after it closes. 23 can consolidate then can do that.

24 Anything else? Questioned out? Okay. 24 We don’t have that in either airline’s

25 25 case. And indeed, we have extremely low overhead.

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1 So this merger is built upon putting those 1 The hardest part of airline integration is 2 two networks together and creating one strong 2 non-rev travel. Yes, it is.

3	network. 3 QUESTION FROM THE AUDIENCE: (Inaudible.)
4	So no intention, no plans of reduction. 4 MR. PARKER: The question is at US Airways,
5	Indeed, if we do that, all of a sudden this wouldn’t 5 what part is——talking a little more about our
6	work. 6 business, what part is international versus domestic
7	So that’s the intention, to put two 7 and how that impacts our financials.
8	networks together and keep them together. 8 You know, we have, you know, hubs in

9 Again, that hasn’t been particularly 9 Charlotte, Philadelphia, and Phoenix, and a big

10 determined. But what I am positive of is once you 10 operation in Washington D.C. and the shuttle that

11 put these two networks together, there’s much more 11 flies out of D.C. or is based out of D.C. And that

12 likelihood for growth on that platform than there is 12 worked extremely well for us.

13 on any one of them independently. 13 In terms of total international travel,

14 So I’m certain that once we put the two 14 total international revenues, it’s somewhere on the 15 networks together, the growth opportunities get 15 order of 25 percent, which is lower than yours. It’s

16 bigger for both of us than they would have been 16 still pretty high.

17 otherwise. 17 Most of that——a lot of that

18 MR. HORTON: Five? 18 Philadelphia/Europe. Much of it to the Caribbean and

19 QUESTION FROM THE AUDIENCE: James Monroe, 19 Mexico out of Philly and Charlotte.

20 gate agent here in Dallas. 20 So all of it, by the way, no overlap with

21 American just failed to pass the agents and 21 anything you fly, anything that American Airlines 22 revs being unionized, and US Airways are union; their 22 flies. Actually, American has its great operation to

23 gate agents are. 23 Heathrow and JFK; JFK and Heathrow is in large part,

24 What’s the plan to merge that? Are we 24 as well as the rest of Europe. But we actually fly,

25 going to have one big vote after a single license? 25 I have this a little off, but I think seven more

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1	MR. HORTON: The first thing I would like 1 designations to Europe than American Airlines flies.

2 to say is I would like to think all the independent 2 Putting the two together, we’ll fly to fifteen 3 employees who are here today because we welcomed——3 instead of eight.

4	thank you all. 4 So we actually fly to cities that——more
5	(Applause.) 5 secondary cities that American doesn’t fly. So you
6	MR. HORTON: And thank you for all you do. 6 put these two together, and without a doubt, the
7	You’ve been a huge part of the success of bringing 7 American international network is stronger than US
8	American Airlines back this year. 8 Airways, but we can compliment what’s there. We have

9 That will have to be worked out. And so I 9 cities——as I said we had some strong Caribbean and 10 think there may very likely be another representation 10 Mexico service to compliment the fantastic 11 discussion down the road. That’s not something that 11 Latin-American network. And so I think it’s a nice 12 will immediately take place, but it will take place 12 complimentary add.

13 in the future. And, you know, choice is good, and I 13 But the bigger part of what we——again,

14 think it’s good that folks have the opportunity to 14 what we add is East Coast presence where American has 15 chose. 15 gotten relatively weak versus Delta and United

16 Five again? 16 between the mergers that they’ve pulled off.

17 QUESTION FROM THE AUDIENCE: Just one more, 17 MR. HORTON: We probably ought to do one 18 may we keep the check-in time as far as AA 18 more question and wrap it up. A good one.

19 non-revenue instead——19 Yes, right here in the front.

20 (Applause.) 20 QUESTION FROM THE AUDIENCE: (Inaudible.)

21 QUESTION FROM THE AUDIENCE: ——we did with 21 MR. PARKER: The question is rev offices.

22 US Airways? 22 And her question was how many rev offices do we have.

23 (Applause.) 23 We three: Reno, Phoenix and Winston-Salem.

24 MR. PARKER: Duly noted. 24 And these again are fully occupied and up and

25 MR. HORTON: Good luck with that. 25 running.

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1 The question is what are the plans of 2 consolidating those, and I just can’t tell you right 3 now. But what I can tell you, and again not knowing 4 where American is, but what I know is when we put the 5 two airlines together, we’re going to need as many 6 revs agents as two of us have independently. And 7 ours are full up. So we can’t add any more people to 8 the ones we have, so we couldn’t take one of yours 9 and close it and put it in ours. I know that. I

10 don’t know if we could take one of ours and close it 11 put it into yours.

12 My guess is——again, that’s a ways off.

13 And we’re probably going to need them. I’m certain 14 we’re probably going to need them all for quite some 15 time.

16 MR. HORTON: That’s something we will take 17 a hard look at. We’ll set up this integration team, 18 and there will be a team that focuses on 19 reservations, and a team that focuses on revenue 20 management, and focuses on operations, and all these 21 various functional areas. And we’ll go through and 22 see if we can make this company operate better as one 23 than it did as two.

24 MR. PARKER: One more.

25 MR. HORTON: We have one more?

1	Okay, there’s your one more.

2	Go ahead.

3	QUESTION FROM THE AUDIENCE: When am I

4	moving to Texas?

5	MR. PARKER: When am I moving to Texas? I

6 have children that are still in middle school and 7 high school, so I’m going to try to get myself here 8 before they start their next school year.

9 But at any rate, assuming things go the way 10 we expect it, that’s what I would like to do is have 11 them start the next school year in Texas.

12 You can count amongst the people that are 13 not that happy about this by the way. That’s okay 14 they’re going to love it here. This is where Glen 15 and I met, and we’re excited about this. We can’t 16 wait to get here.

17 MR. HORTON: It’s God’s country.

18 Okay. Thank you all. Thank you.

19 (Applause.)

20 (Concluded at 2:14 p.m.)

21 22 23 24 25

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